UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

MATERIAL FACT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
REGISTRATION	: 00124
TAX IDENTIFICATION NUMBER	: 91.144.000-8
DATE	: July 10th, 2013

According to Articles 9 and 10 of the Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Securities and Insurance; and being duly authorized by resolution passed by the unanimous vote of the members attending to the ordinary meeting of the board of Embotelladora Andina S.A. (the “Company”) held on June 18thth, 2013, I hereby report the following as a Material Event of the Company, its business, and its securities or tender offer.

1)             By means of a confidential material event dated April 30th, 2013, it was reported that the Company started formal conversations in order to purchase all or part of the shares of Companhia de Bebidas Ipiranga (“Ipiranga”).

Ipiranga is a Brazil-based company engaged in the production, distribution and commercialization of Coca-Cola brand products in certain territories of the Sao Paulo and Minas Gerais states, serving approximately 23.000 customers. During 2012, its revenues amounting to R$695 million, and its EBITDA was R$112 million.

2)             In an ordinary meeting of the board held on June 18th, the terms and conditions for a purchase of the 100% of shares of Ipiranga were approved by resolution passed by the unanimous vote of the members attending to such meeting.

3)             Finally, on July 10th, 2013, “Rio de Janeiro Refrescos Ltda.”, a Brazil-based fully owned subsidiary of the Company, executed a stock purchase agreement (the “Agreement”) for the acquisition of the 100% of the capital stock of Ipiranga.

The value of the transaction is R$1,218,000,000 corresponding to 100% of the firm value of Ipiranga. The equity value will be calculated at closing date by subtracting to this value the outstanding net debt of Ipiranga.

As consequence of the execution of the Agreement, the Company hereby informs the termination of the confidential character of the material event communicated on April 30th, 2013.

4)             Completion of this transaction is subject to the compliance of certain conditions, including its approval by the “Conselho Administrative of Defesa Economica” (CADE), and The Coca-Cola Company.

This transaction will allow Embotelladora Andina S.A. to continue consolidating its leading position in the bottling business for products licensed by The Coca-Cola Company in Brazil.

Santiago, July 10th, 2013.

Jaime Cohen

Legal Corporate Manager

Embotelladoras Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, July 10, 2013